LINUX GOLD CORP.
Suite 240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Tel: 604.278-5996
Fax: 604.278.3409

October 31, 2011

MANAGEMENT DISCUSSION & ANALYSIS

This discussion and analysis should be read in conjunction with the interim consolidated financial statements and related notes thereto for the six months ended August 31, 2011 and 2010 and the audited consolidated financial statements and related notes thereto for the years ended February 28, 2011 and 2010, which have been prepared in accordance with the accepted accounting principles generally accepted in the United States . All amounts in the financial statements and this discussion and analysis are expressed in Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A using the terms “may”, “expects to”, “projects”, “estimates”, “plans”, and other terms denoting future possibilities, are forward-looking statements in respect to various issues including upcoming events based upon current expectations, which involve risks and uncertainties that could cause actual outcomes and results to differ materially. The future conduct of our business and the feasibility of our mineral exploration properties are dependent upon a number of factors and there can be no assurance that we will be able to conduct our operations as contemplated and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are beyond our ability to predict or control and which may cause actual results to differ materially from the projections or estimates contained herein. The risks include, but are not limited to, the risks described in this MD&A; those risks set out in our disclosure documents and our annual and quarterly reports; the fact that exploration activities seldom result in the discovery of a commercially viable mineral resource and also require significant amounts of capital to undertake, and the other risks associated with start-up mineral exploration operations with insufficient liquidity, and no historical profitability.

Overview

We are engaged in the acquisition, exploration and development of natural resource properties. We currently have mineral properties in Alaska.

We are a reporting issuer in British Columbia and Alberta and are also listed on the OTC BB under the symbol “LNXGF”.

Mineral and Exploration Properties

Dime Creek Property

We have a total of 12 mining claims in Dime Creek, which are located near Nome in the State of Alaska.

Livengood Property

We have a total of 13 mining claims located in the Livengood-Tolovana Mining District, Alaska, USA, known as the Livengood Claims.

We also own a 50% interest in the Fish Creek Prospect, located in the Fairbanks Mining District of Alaska. in the Fairbanks Mining District of Alaska and has optioned a 50% interest in the Fish Creek claims to Teryl Resources Corp. (TRC-V).

Fish Creek Claims, Fairbanks Mining District, Alaska

We own a 50% joint venture interest in 30 mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, located in the Fairbanks Mining District in Alaska. We optioned our 50% interest to Teryl Resources Corp. (“Teryl”), a company with common directors and officers.

We retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert it into a 25% working interest. Teryl may purchase the 5% net royalty for $500,000 U.S. within one year after production on a 25% working interest, or retain a 5% NSR. Teryl must expend a minimum of $500,000 U.S. over a period of three years, which term was subsequently extended for an additional three years.

Additional work on the Fish Creek property will be based on results from the previous drilling programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

Trout Claims, Alaska

On January 27, 2010 we entered into a mining agreement with Peter S. Frantz (“Frantz”), the 100% owner of eleven mining claims known as the Trout Claims, located in the Fairbanks Recording District, Alaska, whereby we were granted an option to enter into a five year lease in consideration of US$7,500 (paid). The terms of the lease option are as follows:

•	Initial non-refundable payment of US$1,500 upon signing of the lease agreement (paid);
•	Annual work commitment of US$10,000 (paid for 2011);
•	Consideration to Frantz on August 1 of each of the five years:

-	2011: Cash payment of US$5,000 (paid);
-	2012: Cash payment of US$10,000;
-	2013: Cash payment of US$15,000 and issuance of 10,000 common shares;
-	2014: Cash payment of US$15,000 and issuance of 50,000 common shares; and
-
2015: Cash payment of US$500,000 and issuance of common shares valued at US$500,000 to a maximum of 1,000,000 common shares and granting of 4% Net Smelter Return in exchange for 100% ownership in the Trout Claims.

On November 22, 2010 we announced that there was significant gold value in soils and rock chip samples collected on their Trout Claims, located about 70 miles northwest of Fairbanks, Alaska in the Rampart Mining District. The claim block consists of thirty-four (34) 160 acre State of Alaska claims totaling 5,440 acres.

The Trout Claims are underlain by two, geochemically-reduced, magnetically subdued, igneous intrusions. These igneous rocks have yielded radiometric ages of 89-90 million years (Ma), the same age as Fort Knox, Livengood, and other gold-bearing intrusions exposed throughout the Tintina Gold Province. International Tower Hill Mines Ltd. (ITH) has calculated a recent Ni 43-101 compliant resource estimate of 12.5 million ounces gold at a 0.5 g/t gold cutoff at their Livengood deposit, which is approximately 30 miles east of the Trout Claims. Past productive placer gold deposits also occur immediately downstream from the Trout Claims, suggesting a lode source within the claim group. During 1993-1994, previous explorers identified a 3,000 feet long by 1,000 feet wide, northeast-trending, gold-in-soil anomaly which overlies one of the igneous intrusions. Thirty-nine (39) soil samples contained 65 to 680 ppb gold (.065 to .68 g/t gold), and thirteen rock chip samples contained 130 to 9,640 ppb gold (.130 to 9.64 g/t gold). Elevated silver, lead, zinc, arsenic and antimony values were also identified.

During 2010, Linux contractors attempted to verify this anomaly by collecting nine (9) soil and forty-six (46) rock chip samples that were run at ALS Chemex Labs, Inc., using the Au-AA24 analytical method. The nine soil samples, which contained 10 to 967 ppb gold (.01 g/t to .967 g/t gold) and an average of 156 ppb gold (.156 g/t gold), successfully confirmed the northeast trend of the mineralization and widened it by approximately 150 feet to the northwest. The thirty-four rock chip samples contained up to 411 ppb gold (.441 g/t gold), with elevated gold values obtained from quartz veins within the intrusive. The rock sample program closed off the mineralized zone to the northwest at an elevation of about 3,000 feet. The gold anomaly remains open to the northeast, southwest, and southeast. Future work planned by Linux will include sample programs that test these possible extensions as well as evaluating other gold-polymetallic anomalies that are known within the Trout Claim Group.

We commenced our exploration program in September, 2011 consisting of 40 - 60 auger drilling holes, to identify drill targets on the Trout Claims.

Coho Claims, Alaska

On January 27, 2010 we entered into a mining agreement with Peter S. Frantz (“Frantz”), the 100% owner of ten unpatented mining claims known as the Coho Claims, located in the Fairbanks Recording District, Alaska, whereby we were granted an option to enter into a five year lease in consideration of US$7,500 (paid). The terms of the lease option are as follows:

•	Initial non-refundable payment of US$1,500 upon signing of the lease agreement (paid);
•	Annual work commitment of US$10,000 (paid for 2011);
•	Consideration to Frantz on August 1 of each of the five years:

-	2011: Cash payment of US$5,000;
-	2012: Cash payment of US$10,000;
-	2013: Cash payment of US$15,000 and issuance of 10,000 common shares;
-	2014: Cash payment of US$15,000 and issuance of 50,000 common shares; and
-
2015: Cash payment of US$500,000 and issuance of common shares valued at US$500,000 to a maximum of 1,000,000 common shares and granting of 4% Net Smelter Return in exchange for 100% ownership in the Coho Claims.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

	Three months ended Aug. 31, 2011 $		Three months ended May. 31, 2011 $		Three months ended Feb. 28, 2011 $	Three months ended Nov. 30, 2010 $	Three months ended Aug. 31, 2010 $	Three months ended May 31, 2010 $		Three months ended Feb. 28, 2010 $		Three months ended Nov. 30, 2009 $
Description					(Restated)	(Restated)	(Restated)
Revenues	$	Nil	$	Nil	$ Nil	$ Nil	$ Nil	$	Nil	$	Nil	$	Nil
Income or (loss) before other items
Total		(91,322)		(70,589)	(107,617)	(99,923)	(80,841)		(97,558)		(54,628)		(180,977)
Per share		(0.00)		(0.00)	(0.00)	(0.00)	(0.01)		(0.00)		(0.00)		(0.00)
Net loss for period
Total		(93,883)		(18,445)	330,907	(490,205)	(48,134)		154,703		(56,288)		(182,268)
Per share		(0.00)		(0.00)	0.00	(0.01)	(0.00)		0.00		(0.00)		(0.00)

As we are in the exploration stage, variances by quarter reflect overall corporate activity and are also impacted by factors which are not recurring each quarter, such as exploration programs and financing costs.

The fluctuations in net loss are in relation to our funding raising for our operations. When a financing is completed, expenditures rise, increasing the net loss. After the funds are allocated, expenditures decline, reducing the net loss.

In addition, net loss include the “other item” of fair value adjustment of derivative liabilities, which fluctuates significantly from quarter to quarter based on the market and the economic condition, as its valuation uses Black-Scholes pricing model

Results of Operations

We incurred a net loss of $112,328 during the first six months of fiscal year 2012 (“2012”), compared to a net income of $106,569 during the first six months of fiscal year 2011 (“2011”).

We had no revenue during six months ended August 31, 2011 and 2010.

During 2012 we recorded gain on fair value adjustment of derivative liabilities of $49,583 compared to gain of $320,819 in 2011. The derivative liabilities are our warrants issued denominated in US dollar.

Total operating expenses decreased from $178,399 in 2011 to $161,911 in 2012 in our continuing effort to streamline our operations. Consulting and subcontract fees decreased from $63,576 in 2011 to $60,760 in 2012; accounting, audit and legal fees decreased from $15,906 in 2011 to $6,940 in 2012; filing and regulatory fees decreased from $12,048 in 2011 to $7,446 in 2012.

During the six months ended August 31, 2010 we incurred $12,828 on essaying and geological consulting work and staking and recording fees of $23,521 on our mineral properties. In fiscal 2012 we incurred $14,749 staking and recording fees, and incurred exploration costs and additional staking fees in September 2011.

Our imputed interest expense on the amounts owed to our related parties, which is recorded as donated capital by these related parties were recorded at $24,023 in 2011 and $29,831 as amounts owed to related parties increased from 2011 to 2012.

In 2011 we recorded a loss of $19,716 from sale of our common shares of Teryl Resources Corp.; in 2012 we had no sale of marketable securities, and did not incur gain or loss. In addition, we recorded unrealized holding gain of $10,099 in 2011 and unrealized holding loss of $36,090 on our common shares of Teryl Resources Corp.

Liquidity and Capital Resources

As of August 31, 2011 we had no cash and bank indebtedness of $833, compared to our cash of $2,210 as at February 28, 2011. As of August 31, 2011, we had a working capital deficiency of $564,936, compared to a working capital deficiency of $485,596 as at February 28, 2011.

During the six months ended August 31, 2011, we financed our operations with advances from our related parties of $91,808 and raised total proceeds of $25,000 as subscriptions for our common shares; during the six months ended August 31, 2010 we repaid $18,884 to related parties, but generated total proceeds of $63,322 from sale of our available for sale common shares of Teryl Resources Corp., raised $57,130 from subscriptions of our private placement units.

All of our properties are at the early exploration stages. We do not expect to generate significant revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital or shareholder loans. Fluctuations in our share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

Transactions with Related Parties

Related party transactions incurred during the normal course of the Company’s operations and are measured at the exchange amount, which is the amount agreed between the related parties. During the six months ended August 31, 2011 (fiscal 2012) and August 31, 2010 (fiscal 2011), we entered into the following transactions with related parties:

-
Pursuant to a management services agreement, during the six months ended August 31 2011 the Company accrued management fees of $15,000 (2011 - $15,000) to a company of which the President of the Company is a director. At August 31, 2011, the Company had an outstanding balance of $96,450 (February 28, 2011 - $81,450) owed to this related party.

-	During the six months ended August 31, 2011, the Company paid or accrued investor relations fees of $nil (2011 - $3,000) to a company related to the Company by way of a common director.

-	During the six months ended August 31, 2011, the Company incurred consulting fees of $6,780 (2011 - $7,782) to a company where the President of the Company is a director.

The following advances to/from related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Unless otherwise indicated, the companies are controlled by the President and CEO or are companies where he is the President and CEO:

Amounts due to related parties:

	February 28, 2011 $	Advances $	August 31, 2011 $
JGR Petroleum, Inc.	116,977	—	116,977
John Robertson	10,290	—	10,290
KLR Petroleum Ltd.	22,713	76,189	98,902
SMR Investments Ltd.	81,450	15,000	96,450
Teryl Resources Corp.	119,534	619	120,153

	350,964	91,808	442,772

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. During the six months ended August 31, 2011, imputed interest at 15%, totalling $29,831 (2011 - $24,023) was charged to operations and treated as donated capital. As at August 31, 2011, amounts due to related parties consist of advances or repayments to the President, Chief Executive Officer (“CEO”) and shareholder of the Company and/or companies controlled by the President, CEO and shareholder of the Company.

Share Capital

Our authorized share capital consists of 200,000,000 common shares without par value. As of August 31, 2011 and the date of this report, we have 97,893,825 common shares issued and outstanding.

From March 1, 2011 to the date of this report, we did not issue common shares, but received $75,000 as subscription for 1,500,000 units of private placement at a price of US$0.05 per unit. Each unit consists of one common share and one share purchase warrant with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from the date of closing. As of the date of this report the related shares were not issued.

The following is a summary of the stock options and share purchase warrants outstanding as at August 31, 2011:

Stock Options:

	Exercise	Number of options	Number of options	Remaining contractual life
Expiry date	price	outstanding	exercisable
	US$			(years	)
November 2, 2011	0.25	25,000	6,250	0.17
December 8, 2011	0.25	50,000	12,500	0.27
November 7, 2012	0.31	50,000	12,500	1.19
February 21, 2013	0.10	1,525,000	381,250	1.48
April 22, 2014	0.10	75,000	18,750	2.64
December 18, 2014	0.10	25,000	6,250	3.31
April 19, 2015	0.10	50,000	12,500	3.64
April 14, 2016	0.10	400,000	100,000	4.63

	2,200,000	550,000	2.11

Warrants:

		Number	Remaining
Expiry date	Exercise price	of warrants	contractual life
	US$		(years	)
October 19, 2011	0.075/0.10	5,000,000	0.13
November 9, 2011	0.075	2,473,000	0.20
December 6, 2011	0.075	2,770,000	0.27
		10,243,000	0.18

Changes in Accounting Policies

There has been no change to the Company’s accounting policies since our audited consolidated financial statements for the year ended February 28, 2011.

Subsequent Events

As of the issuance date of these consolidated financial statements, 5,000,000 warrants with exercise prices of $0.075 expired, unexercised.

During September, 2011 the Company received $50,000 as subscription for 1,000,000 units of private placement at a price of US$0.05 per unit. Each unit consists of one common share and one share purchase warrant with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from the date of closing. As of the date of this report the related shares were not issued.

Effective September 1, 2011 the Company signed a consulting agreement for a term of 2.5 years at the consideration of 5 million options exercisable into the Company’s common shares at US$0.05 per share subject to the consultant exercising a minimum of one million shares of the Company at US$0.05 every 180 days.

We have evaluated subsequent events through the date of this report in accordance with FASB ASC 855 and all material subsequent events have been disclosed as stated above.

Approval

Our Board of Directors have approved the disclosures in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Risks and Uncertainties

Our principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although we have taken steps to verify the title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

We have no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund our exploration program. The sources of funds available to us are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The property interests owned by us or in which we have an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of our mineral exploration may not result in any discoveries of commercial bodies of mineralization. If our efforts do not result in any discovery of commercial mineralization, we will be forced to look for other exploration projects or cease operations.

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous materials and other matters. We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our properties in which we previously had no interest. We conduct our mineral exploration activities in compliance with applicable environmental protection legislation. We are not aware of any existing environmental problems related to any of our current or former properties that may result in material liabilities to us.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information
Additional information relating to our company is available on SEDAR at www.sedar.com.